

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2020

Michael Homan
Vice President, Corporate Accounting
PROCTER & GAMBLE Co
1 Procter & Gamble Plaza
Cincinnati, OH 45202

> **Re: PROCTER & GAMBLE Co**
> **Form 10-K for Fiscal Year Ended June 30, 2019**
> **Filed August 6, 2019**
> **File No. 1-00434**

Dear Mr. Homan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing